UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 201549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 21, 2022

(Date of Report)

PFG FUND V, LLC

(Exact name of issuer as specified in its charter)

Colorado	85-2725801
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

10200 W 44th Ave, Suite 220

Wheat Ridge, CO 80033

(full mailing address of principal executive offices)

(303) 835-4445

(Issuer’s telephone number, including area code)

Notes

(Title of each class of securities issued pursuant to Regulation A)

Item 9	Other Items

Appointment of Jared Seidenberg

On January 21, 2022, Jared Seidenberg, an individual, was appointed as General Counsel and Chief Operating Officer of Pine Financial Group, Inc., the Issuer’s Manager.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Manager PFG Fund V, LLC

/s/ Kevin Amolsch

Kevin Amolsch,
President and CEO of
Pine Financial Group, Inc.,
Manager